Buenos Aires, August 31st, 2021

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event. Adjournment of the acquisition of own shares plan.

Dear Sirs,

We are addressing to you in accordance with article 2, Chapter I, Title XII of the National Securities Commission (“Comisión Nacional de Valores” or “CNV”) Regulations (AR 2013) and with regard to the acquisition of own shares plan approved by Pampa Energía S.A. (“Pampa” or the “Company”) on July 6th, 2021 (the “Share Repurchase Program”).

In that respect we inform that, on the date hereof, the Company´s Board of Directors decided to hold the Share Repurchase Program in light of the higher price quoted for the ordinary shares and American Depositary Receipt (ADR) compared to the maximum price established by the Board as a limit to repurchase. Likewise, we inform that the Company´s Board of Directors decided that, in the event that the conditions previously approved in the Share Repurchase Program come back into force, it means that if the price to be paid per ADR is US$15.5 or lower and/or the price to be paid per shares is $110 or lower, then the Program will be automatically effecter-enacted the next business day after this situation occurs.

Sincerely yours,

________________________________

María Agustina Montes

Head of Market Relations